SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
 X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
----        THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                                    or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             FOR THE TRANSITION PERIOD FROM                 TO
                                            ---------------

                          ---------------------


                     -------------------------------



                      COMMISSION FILE NUMBER 1-3608
                      -----------------------------




                  WARNER-LAMBERT SAVINGS AND STOCK PLAN
                  -------------------------------------




                         WARNER-LAMBERT COMPANY
                         ----------------------
        (Name of issuer of securities held pursuant to the plan)




                             201 Tabor Road
                    Morris Plains, New Jersey  07950
                    --------------------------------
           (Address of issuer's principal executive offices
















            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
         FINANCIAL STATEMENTS
        DECEMBER 31, 1996 AND
          DECEMBER 31, 199






                         WARNER-LAMBERT
                     SAVINGS AND STOCK PLAN
                  INDEX TO FINANCIAL STATEMENTS

                                                      Page(s)

Report of Independent Accountants                        1

Statement of Net Assets Available for
 Benefits with Fund Information as of
 December 31, 1996                                       2

Statement of Net Assets Available for
 Benefits with Fund Information as of
 December 31, 1995                                       3

Statement of Changes in Net Assets Available
 for Benefits with Fund Information
 for the year ended December 31, 1996                    4

Statement of Changes in Net Assets Available
 for Benefits with Fund Information
 for the year ended December 31, 1995                    5

Notes to Financial Statements                          6 - 11


Exhibit I   -  Master Trust Statement of Net Assets
               Available for Benefits with Fund
               Information as of October 31, 1996 and 1995

Exhibit II  -  Master Trust Statement of Changes in Net
               Assets Available for Benefits with
               Fund Information for the years ended
               October 31, 1996 and 1995

Exhibit III -  Notes to the Master Trust Financial
               Statements


* Additional Information (Master Trust):

Schedule I  -  Schedule of Assets Held for Investment
               Purposes at October 31, 1996 - Master Trust

Schedule II -  Schedule of Reportable Transactions

               Consent of Independent Accountants


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable













               REPORT OF INDEPENDENT ACCOUNTANTS

May 30, 1997

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Warner-Lambert Savings and Stock Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II of the Master Trust is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II of the Master Trust and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        WARNER-LAMBERT
                                                    SAVINGS AND STOCK PLAN
                                              STATEMENT OF NET ASSETS AVAILABLE
                                              FOR BENEFITS WITH FUND INFORMATION
                                                   AS OF DECEMBER 31, 1996
                                                   (Dollars in thousands)

                                  W-L       W-L
                               Company    Colleague                Fixed                     Combined   Combined
                                Stock       Stock     S&P 500      Income      Combined      One-Step    Income
                                 Fund       Fund        Fund        Fund     Growth Funds    Mix Funds    Funds      Total
                               -------    --------    -------      ------    ------------    ---------   -------    --------

Assets:

Investment in Warner-
 Lambert Master Trust          $348,078   $172,720   $104,155     $144,343     $ 83,640      $ 27,597    $   404   $880,937


Participant loans
 receivable                         531      3,086      2,742        6,887            2             2          -     13,250
                               --------   --------   --------     --------     --------      --------    -------   --------

Net assets available
 for benefits                  $348,609   $175,806   $106,897     $151,230     $ 83,642      $ 27,599    $   404   $894,187
                               ========   ========   ========     ========     ========      ========    =======   ========
















The accompanying notes are an integral part of the financial statements.


                                                       WARNER-LAMBERT
                                                   SAVINGS AND STOCK PLAN
                                             STATEMENT OF NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                                   AS OF DECEMBER 31, 1995
                                                   (Dollars in thousands)


                                 W-L       W-L
                               Company   Colleague               Fixed                                 Small-Cap
                                Stock      Stock     S&P 500     Income    International   Balanced      Value
                                 Fund      Fund        Fund       Fund          Fund          Fund        Fund     Total
                               -------   --------    -------     ------    -------------    --------    -------   --------

Assets:

Investment in Warner-
 Lambert Master Trust         $229,849   $ 96,903   $ 87,374   $157,054       $ 25,162      $ 20,955    $ 28,670  $645,967


Participant loans
 receivable                        447      2,811      2,516      6,465              -             -           -    12,239
                              --------   --------   --------   --------       --------      --------     -------  --------

Net assets available
 for benefits                 $230,296   $ 99,714   $ 89,890   $163,519       $ 25,162      $ 20,955     $28,670  $658,206
                              ========   ========   ========   ========       ========      ========     =======  ========















The accompanying notes are an integral part of the financial statements.

                                                     WARNER-LAMBERT
                                                  SAVINGS AND STOCK PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                            FOR BENEFITS WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                  (Dollars in thousands)

                                  W-L       W-L
                               Company    Colleague              Fixed                       Combined   Combined
                                Stock      Stock      S&P 500    Income       Combined       One-Step   Income
                                 Fund       Fund        Fund      Fund      Growth Funds    Mix Funds    Funds      Total
                               -------    --------    -------    ------     ------------    ---------   -------   --------

Additions to net assets attributable to:

Investment Income from the
  Warner-Lambert Master Trust  $129,196   $ 60,473    $20,268   $ 8,899      $   12,337      $ 3,459    $     7   $234,639

Investment Income on
  Participant Loans                  39        347        166       244             142           51          -        989

Contributions:
  Participant                         -     10,903      7,263     7,991           8,172        3,009          4     37,342
  Company                         7,856          -          -         -               -            -          -      7,856
                                -------   --------    -------   -------      ----------      -------    -------   --------
Total additions                 137,091     71,723     27,697    17,134          20,651        6,519         11    280,826
                                -------   --------    -------   -------      ----------      -------    -------   --------

Deductions from net assets attributable to:

 Distributions to participants  (14,530)    (5,378)    (5,723)  (14,270)         (2,750)      (1,566)          -   (44,217)

 Administrative expenses            (10)      (203)      (111)     (196)            (75)         (33)          -      (628)

 Interfund transfers             (4,238)     9,949     (4,857)  (14,951)         11,982        1,722         393         0
                                -------   --------    -------  --------      ----------      -------     -------  --------
Total deductions                (18,778)     4,368    (10,691)  (29,417)          9,157          123         393   (44,845)
                                -------   --------    -------   -------      ----------      -------     -------  --------
Increase/(decrease) in net
 assets during the year         118,313     76,091     17,006   (12,283)         29,808        6,642         404   235,981

Net assets available for benefits:

  Beginning of period           230,296     99,714     89,890   163,519          53,832       20,955           -   658,206
                               --------   --------    -------   -------      ----------      -------     -------  --------
  End of period                $348,609   $175,805   $106,896  $151,236      $   83,640      $27,597     $   404  $894,187
                               ========   ========   ========  ========      ==========      =======     =======  ========


The accompanying notes are an integral part of the financial statements

                                                       WARNER-LAMBERT
                                                   SAVINGS AND STOCK PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                   (Dollars in thousands)

                                 W-L         W-L
                               Company    Colleague              Fixed                                 Small-Cap
                                Stock       Stock     S&P 500    Income     International   Balanced     Value
                                Fund        Fund       Fund       Fund          Fund          Fund       Fund     Total
                               -------    ---------   -------    ------     -------------   --------   --------  --------
Additions to net assets attributable to:

 Investment income from the
 Warner-Lambert Master Trust    $53,898    $ 21,884    $23,056   $ 9,658      $    2,473      $ 3,818    $ 5,695  $120,482

Investment Income on
 Participant Loans                   31         256        125       230              66           44         56       808

Contributions:
  Participant                         -       9,575      6,313     9,260           3,568        2,607      3,463    34,786
  Company                         7,544           -          -         -               -            -          -     7,544
                                -------    --------    -------   -------      ----------      -------    -------  --------
Total additions                  61,473      31,715     29,494    19,148           6,107        6,469      9,214   163,620
                                -------    --------    -------   -------      ----------      -------    -------  --------

Deductions from net assets attributable to:

 Distributions to participants  (12,669)     (5,474)    (4,675)  (15,316)           (963)      (1,356)    (1,052)  (41,505)

 Administrative expenses            (11)       (198)      (113)     (249)            (35)         (29)       (34)     (669)

 Interfund transfers             (5,523)     (1,345)     2,015       543            (655)       1,626      3,339         0
                                -------    --------    -------   -------      ----------      -------    -------  --------
Total deductions                (18,203)     (7,017)    (2,773)  (15,022)         (1,653)         241      2,253   (42,174)
                                -------    --------    -------   -------      ----------      -------    -------  --------
Increase in net assets
 during the year                 43,270      24,698     26,721     4,126           4,454        6,710     11,467   121,446

Net assets available for benefits:

  Beginning of period           187,026      75,016     63,169   159,393          20,708       14,245     17,203   536,760
                               --------    --------    -------   -------      ----------      -------    -------  --------
  End of period                $230,296    $ 99,714    $89,890  $163,519      $   25,162      $20,955    $28,670  $658,206
                               ========    ========    =======  ========      ==========      =======    =======  ========



The accompanying notes are an integral part of the financial statements.

                         WARNER-LAMBERT
                    SAVINGS AND STOCK PLAN
                 NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock
Plan (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as "the Plans"), for investment and administrative purposes in the Warner-Lambert Company Master Trust (the "Master Trust"). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plans' interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plans' beneficial interest in the net assets of the Master Trust.

Expenses

All expenses incurred are borne by the Plan.


NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing savings plan covering employees of the Company and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Contributions

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings each year. Participants have the option of contributing on a before-tax basis and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company contributions are invested in the Warner-Lambert Company Stock Fund.

Investment Options

Participants can elect to have their contributions invested in any of the funds noted below, with the exception of the Warner-Lambert Company Stock Fund. At age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds. Prior to October 1, 1996, participants were able to invest in the following seven funds: Warner-Lambert Company Stock Fund, Warner-Lambert Colleague Stock Fund, S&P 500 Fund, Fixed Income Fund, Balanced Fund, Small-Cap Value Fund and International Stock Fund. As of October 1, 1996, seventeen additional investment options were added. For financial presentation purposes, some of the funds below have been combined, based on their investment objectives. A description of all investment options are as follows:

Warner-Lambert Company Stock Fund - This fund invests employer contributions in Warner-Lambert Company common stock.

Warner-Lambert Colleague Stock Fund - This fund invests in
Warner-Lambert common stock, to provide an additional opportunity to participate in the performance of Warner-Lambert Company common stock.

S&P 500 Fund - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

COMBINED GROWTH FUNDS

Small-Cap Value Fund - This fund invests in stocks of small companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund - This fund invests primarily in stocks of established growth companies outside the U.S., predominantly in Europe, the Far East, Australia and Canada, as well as other areas, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Equity Income Fund - This fund invests in common stocks of established companies that pay above-average dividends, and have prospects of future dividend increases, primarily to provide a high level of dividend income, and secondarily, capital growth.

Value Fund - This fund invests in common stocks deemed to be undervalued or out of favor in the marketplace, primarily to provide long-term capital growth and, secondarily, income.

Mid-Cap Growth Fund - This fund invests in stocks of medium-sized companies with attractive growth prospects and established operating histories, to provide long-term capital growth.

European Stock Fund - This fund invests in stocks of emerging and established European companies which seek to benefit from opportunities created by economic integration in Western Europe and potential new markets in Eastern Europe, to provide the diversification of an international fund as well as the opportunity for long-term capital growth.

OTC Fund - This fund invests in stocks of small, growth-oriented, or undervalued companies traded in the over-the-counter market, to provide long-term capital growth using a combined growth and value approach.

Emerging Markets Stock Fund - This fund invests in stocks of companies in the developing markets of Latin America, the Far
East, Europe and Africa, to provide a high level of long-term capital growth.

Capital Opportunity Fund - This fund invests in a concentrated portfolio of stocks of 30 to 50 U.S. companies, with a flexible investment strategy that allows for both growth and value of small, medium-sized, and large companies, to provide a high level of long-term capital growth.

Health Sciences Fund - This fund invests primarily in the common stocks of companies engaged in the research, development, production, or distribution of health-related products and services, to provide long-term capital growth.

New America Growth Fund - This fund invests primarily in the common stocks of U.S. companies in service industries, such as health care, financial services and food services, to provide long-term capital growth.

New Horizons Fund - This fund invests in common stocks of small, rapidly growing companies in a broad range of industries, early in the corporate life cycle, to provide long-term capital growth.

Science & Technology Fund - This fund invests in common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology, such as those in computer, electronics, biotechnology and chemical industries, to provide long-term capital growth.

COMBINED ONE-STEP MIX FUNDS

Balanced Fund - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital and current income.

Spectrum Income Fund - This fund invests in a managed mix of T.
Rowe Price funds, including four U.S. bond funds, an international bond fund, and a money market fund, to provide higher income from a managed mix of funds.

Spectrum Growth Fund - This fund invests in a managed mix of T.
Rowe Price funds, including five U.S. stock funds, an international stock fund and a money market fund, to provide long-term growth of capital and income from a managed mix of funds.

Personal Strategy Income Fund - This fund invests in a diversified mix of approximately 40% stocks, 40% bonds and 20% money market securities, to provide the highest total return over time consistent with a primary emphasis on income (bonds) and a secondary emphasis on capital appreciation(stocks).

Personal Strategy Growth Fund - This fund invests in a diversified mix of approximately 80% stocks and 20% bonds and money market securities, to provide the highest total return over time consistent with a primary emphasis on capital appreciation and a secondary emphasis on income.

COMBINED INCOME FUNDS

New Income Fund - This fund invests in U.S. Treasury securities, corporate bonds, and bank obligations with medium to long-term maturity dates, to provide a high level of income over the long term consistent with preservation of capital.

High Yield Fund - This fund invests primarily in longer-term, lower-quality corporate ("junk") bonds that have an average maturity of approximately 10 years, primarily to provide a high level of income and, secondarily, capital growth.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.
Vesting

Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company. Forfeitures for the plan years 1996 and 1995 were $144,526 and $161,540, respectively.

Participant Loans

Loans may not exceed the lesser of (1) fifty thousand dollars or
(2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the first business day of the quarter in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may borrow from both the before-tax account balance and the vested account balance in the Company Stock Fund.

Plan Termination

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Warner-Lambert Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.


NOTE 3 - TAX STATUS OF THE PLAN:

The Internal Revenue Service ("IRS") issued a favorable determination letter to the Plan, dated September 20, 1995, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes.


NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.


NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1996 and 1995, the Plan has a 98.5% and 98.6% interest, respectively, in the Master Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the years ended October 31, 1996 and 1995 follow.

The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded






                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                            WARNER-LAMBERT SAVINGS
                            AND STOCK PLAN



Date:  June 11, 1997         By:  /s/ Ernest J. Larini
                                  --------------------
                                   Ernest J. Larini
                                   Chairman
                                   Warner-Lambert Investment
                                    Committee

                                                                                                                    EXHIBIT I
                                                                                                                       1 of 2
                                                      WARNER-LAMBERT COMPANY
                                                           MASTER TRUST
                                                  STATEMENT OF NET ASSETS AVAILABLE
                                                 FOR BENEFITS WITH FUND INFORMATION
                                                      AS OF OCTOBER 31, 1996
                                                      (Dollars in thousands)

                                   W-L          W-L
                                 Company     Colleague             Fixed                      Combined    Combined
                                  Stock        Stock    S&P 500    Income       Combined      One-Step     Income
                                   Fund        Fund       Fund      Fund      Growth Funds    Mix Funds    Funds       Total
                                 -------     --------   -------    ------    -------------    ---------   --------   ---------

 Assets:

 Investments at fair value:
  Warner-Lambert Common Stock    $298,471    $146,070  $      -   $      -    $        -      $     -      $     -   $ 444,541

  Equity Funds                          -           -   101,544          -        76,773       25,806          218     204,341

  Short-term investments                -           -         -      3,477             -            -            -       3,477

 Investments at contract value:
  Group annuity contracts               -           -         -     49,462             -            -            -      49,462

  Investment contracts                  -           -         -     94,647             -            -            -      94,647
                                 --------    --------   -------    -------    ----------      -------      -------   ---------
 Net assets available for
  benefits                       $298,471    $146,070  $101,544   $147,586    $   76,773      $25,806     $    218   $ 796,468
                                 ========    ========  ========   ========    ==========      =======     ========   =========









The accompanying notes are an integral part of the financial statements.

                                                                                                                    EXHIBIT I
                                                                                                                       2 of 2
                                                     WARNER-LAMBERT COMPANY
                                                          MASTER TRUST
                                                STATEMENT OF NET ASSETS AVAILABLE
                                                FOR BENEFITS WITH FUND INFORMATION
                                                     AS OF OCTOBER 31, 1995
                                                     (Dollars in thousands)

                                   W-L         W-L
                                 Company    Colleague              Fixed                                 Small-Cap
                                  Stock       Stock     S&P 500    Income     International   Balanced     Value
                                   Fund       Fund       Fund       Fund          Fund          Fund        Fund      Total
                                 -------    ---------   -------    ------     -------------   --------   ---------  ---------

 Assets:

 Investments at fair value:
  Warner-Lambert Common Stock    $202,849    $ 86,363   $     -    $     -    $        -      $     -     $      -  $ 289,212

  Equity Funds                          -           -    82,082          -        23,490       19,666       26,270    151,508

  Short-term investments                -           -         -      4,084             -            -            -      4,084

 Investments at contract value:
  Group annuity contracts               -           -         -     64,614             -            -            -     64,614

  Investment contracts                  -           -         -     89,056             -            -            -     89,056
                                 --------    --------   -------    -------    ----------      -------     --------  ---------
 Total Assets                     202,849      86,363    82,082    157,754        23,490       19,666       26,270    598,474

 Liabilities:

 Accrued Administrative Expenses        -          (4)       (4)        (7)           (1)          (1)          (1)       (18)
                                 --------    --------   -------    -------    ----------      -------     --------   --------
 Net assets available for
  benefits                       $202,849    $ 86,359   $82,078   $157,747    $   23,489      $19,665     $ 26,269  $ 598,456
                                 ========    ========   =======   ========    ==========      =======     ========  =========






The accompanying notes are an integral part of the financial statements.

                                                                                                                    EXHIBIT II
                                                                                                                       1 of 2
                                                   WARNER-LAMBERT COMPANY
                                                        MASTER TRUST
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                                FOR BENEFITS WITH FUND INFORMATION
                                               FOR THE YEAR ENDED OCTOBER 31, 1996
                                                   (Dollars in thousands)

                                 W-L         W-L
                              Company      Colleague             Fixed                       Combined  Combined
                               Stock        Stock      S&P 500   Income       Combined       One-Step   Income
                                Fund         Fund       Fund      Fund      Growth Funds    Mix Funds    Funds     Total
                              --------     ---------  -------    ------    -------------    ---------   -------   --------
Additions to net assets attributable to:

Investment Income:
 Interest income              $     40      $   342   $   167    $  254     $       139      $    52    $     -   $    994
 Dividend income                 6,430        2,886         -     9,449           2,069        1,037          -     21,871
 Net realized gain on
  securities sold               12,386        4,922     4,691         -           2,100          685          -     24,784
 Changes in unrealized
  appreciation                  86,927       40,195    15,572         -           5,801        1,574          -    150,069
                              --------      -------   -------    ------     -----------      -------    -------    -------
                               105,783       48,345    20,430     9,703          10,109        3,348          -    197,718
Contributions:
 Participant                       287       13,405     8,652    10,543           9,105        3,372          1     45,365
 Company                         8,042            -         -         -               -            -          -      8,042
                              --------      -------   -------    ------     -----------      -------    -------    -------
                                 8,329       13,405     8,652    10,543           9,105        3,372          1     53,407
                              --------      -------   -------    ------     -----------      -------    -------    -------
Total additions                114,112       61,750    29,082    20,246          19,214        6,720          1    251,125
                              --------      -------   -------    ------     -----------      -------    -------    -------

Deductions from net assets attributable to:

 Distributions to participants (14,276)      (8,290)   (6,979)  (17,564)         (3,627)      (1,690)         -    (52,426)
 Administrative expenses           (19)        (219)     (116)     (225)            (74)         (34)         -       (687)
 Interfund transfers            (4,195)       6,470    (2,521)  (12,618)         11,502        1,145        217          0
                              --------      -------   -------   -------     -----------      -------    -------    -------
Total deductions               (18,490)      (2,039)   (9,616)  (30,407)          7,801         (579)       217    (53,113)
                              --------      -------   -------   -------     -----------      -------    -------    -------
Increase/(decrease) in net
 assets during the year         95,622       59,711    19,466   (10,161)         27,015        6,141        218    198,012

Net assets available for benefits:
Beginning of period             202,849     86,359     82,078   157,747          49,758       19,665          0    598,456
                               --------   --------   --------  --------     -----------     --------    -------   --------
End of period                  $298,471   $146,070   $101,544  $147,586     $    76,773      $25,806    $   218   $796,468
                               ========   ========   ========  ========     ===========     ========    =======   ========

The accompanying notes are an integral part of the financial statements

                                                                                                                   EXHIBIT II
                                                                                                                       2 of 2
                                                   WARNER-LAMBERT COMPANY
                                                        MASTER TRUST
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION
                                            FOR THE YEAR ENDED OCTOBER 31, 1995
                                                   (Dollars in thousands)

                                 W-L         W-L
                               Company     Colleague             Fixed                                 Small-Cap
                               Stock         Stock    S&P 500    Income    International    Balanced     Value
                                Fund         Fund       Fund      Fund         Fund           Fund        Fund      Total
                              --------     --------   -------    ------    -------------    --------    --------   --------
Additions to net assets attributable to:

Investment Income:
 Interest income              $     31     $   248    $   120    $   227    $        66      $    42    $     52   $   786
 Dividend income                 6,196       2,460          -      9,739          1,273        1,009       1,259    21,936
 Net realized gain on
  securities sold               11,589       3,331      1,303          -           (162)          74         126    16,261
 Changes in unrealized
  appreciation(depreciation)     9,847       5,070     15,355          -           (949)       1,638       2,350    33,311
                              --------     -------    -------    -------    -----------      -------     -------   -------
                                27,663      11,109     16,778      9,966            228        2,763       3,787    72,294
Contributions:
 Participant                       202      11,894      7,355     11,797          4,220        2,939       3,799    42,206
 Company                         7,751           -          -          -              -            -           -     7,751
                              --------     -------    -------    -------    -----------      -------     -------   -------
                                 7,953      11,894      7,355     11,797          4,220        2,939       3,799    49,957
                              --------     -------    -------    -------    -----------      -------     -------   -------
Total additions                 35,616      23,003     24,133     21,763          4,448        5,702       7,586   122,251
                              --------     -------    -------    -------    -----------      -------     -------   -------

Deductions from net assets attributable to:

 Distributions to participants (13,645)     (8,184)    (6,174)   (19,565)        (1,448)      (1,685)     (1,392)  (52,093)
 Administrative expenses           (22)       (226)      (119)      (284)           (35)         (29)        (33)     (748)
 Interfund transfers            (5,318)       (461)     1,489        664           (709)       1,364       2,971         0
                              --------     -------    -------    -------    -----------      -------     -------   -------
Total deductions               (18,985)     (8,871)    (4,804)   (19,185)        (2,192)        (350)      1,546   (52,841)
                              --------     -------    -------    -------    -----------      -------     -------   -------
Increase in net assets
 during the year                16,631      14,132     19,329      2,578          2,256        5,352       9,132    69,410

Net assets available for benefits:
Beginning of period            186,218      72,227     62,749    155,169         21,233       14,313      17,137   529,046
                              --------     -------    -------   --------    -----------      -------    --------  --------
End of period                 $202,849     $86,359    $82,078   $157,747    $    23,489      $19,665    $ 26,269  $598,456
                              ========     =======    =======   ========    ===========      =======    ========  ========

The accompanying notes are an integral part of the financial statements.

                                                      Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively the "Plans") and are prepared on a modified cash basis of accounting.
 The Plans are defined contribution profit-sharing-savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Shares of equity funds are valued at cost which is equal to market value. Other government securities and short-term investments are valued at market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value is equal to fair value. The average annual yield and average annual crediting interest rate of these investments for the year ended 12/31/96 was 6.13% and 6.43%, respectively, and for the year ended 12/31/95 was 6.69%.

Investment Income

Dividend and interest income are recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.



Expenses

All expenses incurred are borne by the Plans.


NOTE 2 - TAX STATUS OF THE MASTER TRUST:

The Plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.


                                                      Schedule I

                      Warner-Lambert Company
                           Master Trust
           Schedule of Assets Held for Investment Purposes
                         October 31, 1996
                      (Dollars in thousands)



                                                      Cost       Fair Value
                                                     ------      ----------

Warner-Lambert Company Common Stock                 $176,560      $444,541

S&P 500 Fund                                          67,707       101,544

T.  Rowe Price Balance Fund                            21,257        24,273

T.  Rowe Price Capital Opportunity Fund                   197           193

T.  Rowe Price Emerging Markets Stock Fund                573           556

T.  Rowe Price Equity Income Fund                       2,161         2,175

T.  Rowe Price European Stock Fund                        357           358

T.  Rowe Price Health Sciences Fund                       610           591

T.  Rowe Price High Yield Fund                            188           187

T.  Rowe Price International Stock Fund                26,000        28,683

T.  Rowe Price Mid-Cap Growth Fund                      2,920         2,874

T.  Rowe Price New America Growth Fund                    495           490

T.  Rowe Price New Horizons Fund                        2,926         2,845

T.  Rowe Price New Income Fund                             30            31

T.  Rowe Price OTC Fund                                 1,375         1,347

T.  Rowe Price Personal Strategy Growth Fund              330           331

T.  Rowe Price Personal Strategy Income Fund              290           293

T.  Rowe Price Science & Technology Fund                  979           967

T.  Rowe Price Small-Cap Value Fund                    27,399        33,667

T.  Rowe Price Spectrum Growth Fund                       672           668

T.  Rowe Price Spectrum Income Fund                       240           241

T.  Rowe Price Value Fund                               2,024         2,027


Beneficial Interest in Group Annuity Contracts:

Canada Life Assurance Co. annuity
 contract P-45881 (7.24% minimum annual
 effective rate) guaranteed through
 6/21/00                                              $4,102        $4,102



Life Insurance Company of Georgia
 annuity contract GA-351-GIC (7.23%
 minimum annual effective rate)
 guaranteed through 5/10/00                            6,661         6,661

Life Insurance Company of Georgia
 annuity contract GA-356-GIC (6.23%
 minimum annual effective rate)
 guaranteed through 6/12/00                            1,990         1,990

Life Insurance Company of Virginia
 annuity contract GS-2755 (5.6% minimum
 annual effective rate) guaranteed
 through 12/17/98                                      4,652         4,652

Life Insurance Company of Virginia
 annuity contract GS-2868 (6.84% minimum
 annual effective rate) guaranteed
 through 9/18/00                                       4,405         4,405

Lincoln National Pension Co. annuity
 contract GA-9672 (7.35% minimum annual
 effective rate) guaranteed through
 5/27/99                                               2,937         2,937

New York Life Insurance Co. annuity
 contract GA-06948-001 (7.3% minimum
 annual effective rate) guaranteed
 through 8/17/98                                      11,895        11,895

New York Life Insurance Co. annuity
 contract GA-06948-002 (7.41% minimum
 annual effective rate) guaranteed
 through 9/17/99                                       2,940         2,940

Peoples Security annuity contract
 BDA00461FR (7.73% minimum annual effective
 rate) guaranteed through 5/17/99                      2,330         2,330

Security Life of Denver Insurance Co.
 annuity contract FA-0272, principal and
 interest (5.7% minimum annual effective
 rate) guaranteed through 6/16/00                      3,450         3,450

Sun Life Insurance Company of America
 annuity contract 4376 (6.8% minimum
 annual effective rate) guaranteed
 through 6/17/97                                       4,100         4,100

Beneficial Interest in Investment Contracts:

Bankers Trust Co. investment contract
 93-644, principal and interest (4.8%
 annual effective rate at 10/31/96)
 maturing on 9/30/98                                $ 28,978      $ 28,978

Deutsche Bank investment contract WAR-1
 (7.25% annual effective rate at 10/31/96)
  maturing on 3/31/00                                 29,614        29,614

State Street Bank investment contract
 96028 (6.50% annual effective interest
 rate at 10/31/96)                                    36,055        36,055



Short-Term Investments


State Street Bank Money Fund                        $  3,454      $  3,454

State Street Bank Short-Term Interest                     23            23


TOTAL INVESTMENTS                                   $482,876      $796,468
                                                    ========      ========

                                                                                                                 Schedule II
                                                                                                                 -----------
                                                       WARNER-LAMBERT
                                                   SAVINGS AND STOCK PLAN
                                        SCHEDULE OF REPORTABLE TRANSACTIONS* FOR THE
                                            TWELVE MONTHS ENDED OCTOBER 31, 1996
                                                   (Dollars in thousands)

                                                                 Expense                   Current
                                                                 Incurred                  Value on
 Party      Description         Purchase    Selling    Lease  	     with         Cost      Transaction     Net Gain
Involved     of Asset             Price      Price     Rental	   Transaction   of Asset       Date          (loss)
--------    -----------       -----------  ----------  ------   -----------  -----------  ------------   ----------

T.Rowe      Warner-Lambert    $23,434,506  $ 8,854,678   --         --       $28,987,774  $32,289,184    $3,301,410
Price       Common Stock

T. Rowe     Peoples Security    1,996,321   35,862,253   --         --        37,858,574   37,858,574        --
Price           GIC

T. Rowe     Provident Life      1,593,450   29,213,412   --         --        30,806,862   30,806,862        --
Price           GIC

T.  Rowe     State Street Bank  36,054,463       --       --         --        36,054,463   36,054,463        --
Price           GIC










* Transactions or series of transactions in excess of 5% of the current value of the Plans assets as of October 31, 1996, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA







             Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 ( Registration No. 33-12209) of Warner-Lambert Company of our report dated May 30, 1997 appearing in the Annual Report of Warner-Lambert Company Savings and Stock Plan, which is incorporated in this annual report on Form 11-K.





PRICE WATERHOUSE LLP

4 Headquarters Plaza North
Morristown, New Jersey 07962
June 11, 1997